UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report (this “Report”) on Form 6-K as Exhibit 99.1 is a copy of the press release of Seanergy Maritime Holdings Corp. (the “Company”) dated March 12, 2026, titled “Seanergy Maritime Announces the Acquisition of Two Japanese Capesize Newbuildings and Sale of Older Vessel; Provides Corporate Updates” and “Expansion of Newbuilding Program to Five Capesize and Newcastlemax Vessels Further Advances Fleet Renewal Strategy.”

This Report on Form 6-K and the exhibit hereto, excluding the statements attributed to the Company’s Chairman & Chief Executive Officer, are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-280792, 333-253332, 333-238136, 333-166697 and 333-169813).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2026

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer